JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

05012014

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 2 0 2005
WASH, D.C. 199 SECTION

PECD/JAK

18 October 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Notification of Major Interests in Shares - 14 October 2005**

2. **Disclosure of Acquisitions - 12 October 2005**

3. **Notification of Major Interests in Shares - 12 October 2005**

4. **Completion of major transaction in South America - 12 October 2005**

5. **SABMiller plc Trading Update - 12 October 2005**

6. **Publication of Prospectus - 7 October 2005**

Cont./...2

PROCESSED
OCT 2 5 2005
THOMSON
FINANCIAL

dlw 10/25

7. Major Transaction in South America, Results of Extraordinary General Meeting - 7 October 2005

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA